UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35518
CUSIP Number: 868459 10 8

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR

For Period Ended: December 31, 2020

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Supernus Pharmaceuticals, Inc.
Full Name of Registrant

_____________________________
Former Name if Applicable

9715 Key West Avenue
Rockville, MD 20850
(Address of principal executive offices)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Supernus Pharmaceuticals, Inc. (the “Company”) is unable to file timely, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”). Due to the complexity of accounting for a business combination, the Company requires additional time to complete additional documentation to prepare its financial statements and assessment of the Company’s internal control over financial reporting. The Company does not anticipate any material changes to the financial results furnished with the Form 8-K filed by the Company with the Securities and Exchange Commission on February 25, 2021. It is anticipated that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James P. Kelly	(301)	838-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, on June 9, 2020, the Company completed its acquisition of all of the outstanding equity of USWM Enterprises, LLC (“Enterprises”), comprising the entire issued share capital of Enterprises (the “Transaction”). The Form 10-K will reflect the acquisition of Enterprises by the Company. Revenue for the year ended December 31, 2020 consisted of net product sales of $509.3 million and royalty revenue of $11 million. Full year 2020 net product sales increased 33% compared to the same period in 2019 due to higher net product sales of Trokendi XR and Oxtellar XR and the addition of $91 million of net product sales resulting from the acquisition of the CNS portfolio of US WorldMeds pursuant to the Transaction. In addition, selling, general and administrative expenses increased 31% compared to the same period in 2019 primarily due to expenses associated with commercialization efforts related to the Company’s commercial products, including the acquired commercial products from the Transaction and preparations for the launch of SPN-812. Finally, expenses related to the amortization of intangible assets increased by 203% compared to the same period in 2019 primarily due to the amortization of the definite-lived intangible assets acquired in the Transaction.

Supernus Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2021	By:	/s/ James P. Kelly
James P. Kelly
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).